Filed Pursuant to Rule 433
File No. 333-251514

Pricing Term Sheet

CBRE Services, Inc.

$1,000,000,000 5.950% Senior Notes due 2034

June 20, 2023

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated June 20, 2023, Registration Statement No. 333-251514

Issuer:	CBRE Services, Inc. (the “Issuer”)

Expected Ratings (Moody’s/S&P):*	Baa1 / BBB+

Guarantor:	CBRE Group, Inc.

Title of Securities:	5.950% Senior Notes due 2034 (the “Notes”)

Principal Amount:	$1,000,000,000

Trade Date:	June 20, 2023

Settlement Date (T+3):**	June 23, 2023

Final Maturity Date:	August 15, 2034

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2024

Record Dates:	February 1 and August 1

Coupon:	5.950%

Benchmark Treasury:	UST 3.375% due May 15, 2033

Benchmark Treasury Price / Yield:	97-03+ / 3.727%

Spread to Benchmark Treasury:	+245 basis points

Yield to Maturity:	6.177%

Public Offering Price:	98.174% of the principal amount

Net Proceeds to Issuer (before net expenses):	$975,240,000

Optional Redemption:	Following issuance and prior to May 15, 2034, make-whole call at T+40 basis points. At any time on or after May 15, 2034, par call.

CUSIP/ISIN:	12505B AG5 / US12505BAG59

Joint Book-Running Managers:	Wells Fargo Securities, LLC
BofA Securities, Inc.
HSBC Securities (USA) Inc.
Scotia Capital (USA) Inc.
J.P. Morgan Securities LLC
NatWest Markets Securities Inc.

Co-Managers:	ING Financial Markets LLC
Loop Capital Markets LLC
Standard Chartered Bank
ANZ Securities, Inc.
Barclays Capital Inc.
Capital One Securities, Inc.
Citigroup Global Markets Inc.
Comerica Securities, Inc.
Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**

We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by calling Wells Fargo Securities, LLC toll free at 1-800-645-3751, BofA Securities, Inc. toll free at 1-800-294-1322, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.

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